CUSIP No. 893757 10 4                                        (Page 1 of 6 Pages)


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. _____)

                                Transmation, Inc.
                                (Name of Issuer)


                          Common Stock, $.50 par value
                         (Title of Class of Securities)

                                   893757 10 4
                                 (CUSIP Number)

                                 E. Lee Garelick
                               12 Birchstone Hill
                                 Rush, NY 14543
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 11, 1997
             (Date of Event Which Requires Filing of This Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

CUSIP No. 893757 10 4                                        (Page 2 of 6 Pages)


                                       13D

================================================================================
 1     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       E. LEE GARELICK
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*
       OO
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  / /
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER - 170,048
        NUMBER OF
         SHARES      -----------------------------------------------------------
      BENEFICIALLY     8     SHARED VOTING POWER - 0
        OWNED BY
          EACH       -----------------------------------------------------------
        REPORTING      9     SOLE DISPOSITIVE POWER - 170,048
       PERSON WITH
                     -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER  - 0

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       170,048
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 893757 10 4                                        (Page 3 of 6 Pages)


ITEM 1.           SECURITY AND ISSUER.

                  Common Stock, $.50 par value

                  Transmation, Inc.
                  10 Vantage Point Drive
                  Rochester, New York 14624

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)      E. Lee Garelick

                  (b)      12 Birchstone Hill
                           Rush, New York 14543

                  (c)      Senior Executive
                           Transmation, Inc.
                           10 Vantage Point Drive
                           Rochester, New York 14624

                  (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f)      The Reporting Person is a citizen of the United
                           States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On April 3, 1996, the Issuer acquired all of the outstanding shares of Altek Industries Corp. ("Altek") from the Reporting Person and another seller for a total purchase price, negotiated at arms length, consisting of: (i) $1,700,000 in cash; (ii) $3,100,000 in aggregate principal amount of unsecured notes; (iii) 300,000 shares of the Issuer's Common Stock (of which 100,000 shares were delivered at closing); and
                  (iv) payment of Altek's bank debt in the aggregate principal amount of approximately $806,000. Of such total purchase price, the Reporting Person was paid: (i) $963,333 in cash;
                  (ii) an unsecured note in the principal amount of $1,756,666; and (iii) an aggregate of 170,000 shares of the Issuer's Common Stock, of which 56,666 shares were delivered at closing and the balance of 113,334 shares was issued on February 11, 1997.

CUSIP No. 893757 10 4                                        (Page 4 of 6 Pages)



ITEM 4.           PURPOSE OF TRANSACTION.

                  The purpose of the Reporting Person's acquisition of the Issuer's Common Stock was the consummation of the Issuer's acquisition of Altek from the Reporting Person and another seller, as described in Item 3.

                  The Reporting Person was elected to the Issuer's Board of Directors on April 3, 1996. Apart from his participation, as a Director, in that Board's deliberations and determinations from time to time with respect to various matters, the Reporting Person has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Amount beneficially owned: 170,048 shares Percent of class: 6.0%

                  (b) Number of shares as to which the Reporting Person has:

                           (i)      sole power to vote or to direct the vote:
                                    170,048

                           (ii)     shared power to vote or to direct the vote:
                                    0

                           (iii) sole power to dispose or to direct the disposition of: 170,048

                           (iv) shared power to dispose or to direct the disposition of: 0

                  (c) On February 11, 1997, the Issuer delivered to the Reporting Person the balance of 113,334 shares of Common Stock required to be so deliv-

CUSIP No. 893757 10 4                                        (Page 5 of 6 Pages)


                           ered in connection with the Issuer's acquisition of Altek from the Reporting Person and another seller, as described in Item 3.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant to a certain Stock Purchase Agreement dated March 28, 1996 among the Issuer, the Reporting Person and another seller, which provided for the Issuer's acquisition of Altek, as described in Item 3:

                  (a) subject to the prior consent of the Issuer's lender, the Issuer has the right of first refusal to purchase, at an average market price, any shares of the Issuer's Common Stock which the Reporting Person proposes to dispose of other than (i) in a registered public offering, (ii) pursuant to Rule 144, (iii) in a tender offer, merger or similar transaction in which substantially all of the Issuer's shareholders participate, or (iv) by gift or bequest without consideration;

                  (b) if at any time prior to October 3, 1998 the market price of the Issuer's Common Stock falls below $4.00 per share for 20 of 30 consecutive trading days, the Reporting Person has the right to require the Issuer to repurchase his Common Stock at $4.00 per share, subject to certain conditions, including the prior consent of the Issuer's lender; and

                  (c) until April 3, 2006, the Reporting Person has "piggy-back" registration rights with respect to his shares of the Issuer's Common Stock, subject to certain conditions.

                  There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Stock Purchase Agreement dated March 28, 1996 among Transmation, Inc., E. Lee Garelick and James N. Wurtz is incorporated herein by reference to Exhibit 2(a) to the Issuer's Current Report on Form 8-K dated April 3, 1996.

CUSIP No. 893757 10 4                                        (Page 6 of 6 Pages)


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 12, 1997                /s/ E. Lee Garelick
                                        -------------------
                                            E. Lee Garelick